August 9, 2013

VIA EDGAR

Mr. David Irving
Reviewing Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.   20549

RE:	East West Bancorp Inc. File No. 000-24939 Form 10-K for the fiscal year ended December 31, 2012, filed February 28, 2013

Dear Mr. Irving,

Thank you for your comment letter dated and received via email on July 22, 2013. Please find below East West Bancorp, Inc.’s (the “Company”) responses to the comments and issues raised in your letter regarding our Form 10-K for the Fiscal Year ended December 31, 2012, as well as future filings.

Comment #1:

Item 1. Business, page 3

We note that you operate three full-service branches in Hong Kong, Shanghai, and Shantou, three representative offices in China located in Beijing, Guangzhou and Shenzhen and one representative office in Taipei, Taiwan. Please disclose the financial information regarding significant operations in different geographic areas required by Item 101(d) of Regulation S-K in future filings, or provide your explanation as to why you did not separately disclose the size and performance of your foreign operations.

Response:

In aggregate, our foreign branches and representative offices represent 6% of consolidated assets and 4% of consolidated net income. Therefore, the Company deems the financial information from the international offices to be immaterial and thus, not necessary to disclose at a further disaggregated level. We will continue to monitor this and will provide additional disclosure when and if the foreign operations becomes material to the consolidated entity. Included on page 47 of the MD&A section of our Form 10-K for the Fiscal Year ended December 31, 2012 is the following statement, which we believe enables the reader to understand the immateriality of the foreign operations.

At December 31, 2012 $281.5 million of loans were held in our overseas offices, including our Hong Kong branch and our subsidiary bank in China. These loans represent 1% of total consolidated assets. These loans are included in the Composition of Loan Portfolio table above.

Comment #2:

Net Interest Income, page 35

Please tell us and revise in future filings to disclose, for all periods presented, both the dollar impact on interest income as well as the percentage impact on the net interest margin as a result of the acquired covered loans within the company’s loan portfolio.

Response:

The Company has and will continue to include the following information on the covered loans: the average balance and the related interest and yield in our yield table for all periods presented. In future filings, we will enhance the discussion regarding the yield on the covered loans to assist the reader in understanding why the covered yield is significantly higher than the non-covered yield and thus increasing the overall net interest margin. On a go forth basis, we intend to include information on our Form 10-K and 10-Q which is similar to the paragraph below to assist with the reader’s understanding of the covered yield and the overall net interest margin.

Net interest margin, defined as net interest income divided by average earning assets, decreased 3 basis points to 4.63% during 2012, from 4.66% during 2011. During 2012 and 2011, our net interest margin and yield on interest-earning assets was positively impacted by the interest income from the covered loans accounted for under ASC 310-30. The interest income on covered loan was $430.2 million with a resulting yield of 12.48% for the year ended December 31, 2012. In comparison interest income on covered loans was $467.1 million with a resulting yield of 10.69% for the year ended December 31, 2011. The additional accretion from the covered loans accounted for under ASC 310-30 is the reason for the significant difference between the yields on the covered and the non-covered loans. Over time, as the covered loans payoff, the average covered loan balance will continue to decrease. As such, as the covered loan balances decrease, the interest income from the covered loans accounted for under ASC 310-30 will have less of an impact on our overall net interest margin. Comparing 2011 to 2010 our net interest margin decreased by 39 basis points to 4.66% during 2011, compared to 5.05% during 2010.

Comment #3:

Note 2. Fair Value, page 80

A)
Please tell us and revise future filings to disclose how often you obtain updated appraisals for your collateral dependent impaired loans and other real estate owned, including any noted differences by loan type. Please also disclose any adjustments you make to appraised values, including those made as a result of outdated appraisals and how this information is considered in your determination of the allowance for loan losses.

Response:
This paragraph was originally included in our Form 10-Q for the quarter ended March 31, 2013 in the MD&A section and has been amended to include enhanced language to address your comment.

For collateral dependent loans, an appraisal or evaluation is normally obtained to ensure the loan value is charged down to the fair value of the collateral. Appraisals are obtained from third party appraisers and reviewed by management. Evaluations are obtained from third-parties or prepared internally and are also reviewed by management. Updated appraisals and evaluations are obtained on a regular basis or at least annually, for impaired loans and other real estate owned. Further, on a quarterly basis, all appraisals and evaluations of nonperforming assets are reviewed to assess the current carrying value and to ensure that the current carrying value is appropriate. In calculating the discount to be applied to an appraisal or evaluation, if necessary, the Company would consider the location of collateral, the property type, and third party comparable sales. If it is assessed by management that the current value is not appropriate adjustments to the carrying value will be calculated and a charge-off may be taken to reduce the loan or the other real estate owned to the appropriate adjusted carrying value.

The following paragraph discusses the impact on the allowance. This paragraph was included on page 48 of the MD&A section of our Form 10-K for the fiscal year ended December 31, 2012.

We evaluate loan impairment according to the provisions of ASC 310-10-35, Receivables—Overall – Subsequent Measurement. Under ASC 310-10-35, loans are considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent, less costs to sell. If the measure of the impaired loan is less than the recorded investment in the loan and the loan is classified as nonperforming, the deficiency is charged-off against the allowance for loan losses. Also, in accordance with ASC 310-10-35, loans that are considered impaired are specifically excluded from the quarterly migration analysis when determining the amount of the general valuation allowance for loan losses required for the period.

 In our future filings, we will include these discussions in both our Footnote 2. Fair Value and in our MD&A.

B)
 In addition to the comment above, it is not clear to us why your impaired loans and other real estate owned are categorized as level 2 considering their unique characteristics and the various assumptions made in determining their fair values, including the numerous assumptions made in the appraisal process. We believe these assets fall under the level 3 category. Please revise future filings accordingly or provide us a detailed explanation of why you believe they should be categorized under level 2.

Response:

 In our future filings, we will report impaired loans collateralized by real estate and other real estate owned (“OREO”)  as level 3 assets. The revised tables for the twelve months ended December 31, 2012, for the six months ended June 30, 2013 and for the three months ended June 30, 2013 are shown below. In future filings, we will also include the following verbiage to help clarify the assumptions and inputs incorporated into these valuations for a reader:

Assets measured at fair value on a nonrecurring basis using significant unobservable inputs include certain impaired loans, and OREO. The inputs and assumptions for nonrecurring Level 3 fair value measurements for  impaired loans and OREO include adjustments to external and internal appraisals for change in the market , assumptions by appraiser embedded into appraisals, probability weighting of brokered price opinions, and management’s adjustments for other relevant factors and market trends.

	Assets Measured at Fair Value on a Non-Recurring Basis
	for the Twelve Months Ended December 31, 2012
		Quoted Prices in	Significant		Total Gains
	Fair Value	Active Markets	Other	Significant	(Losses) for the
	Measurements	for Identical	Observable	Unobservable	Twelve Months Ended
	December 31,	Assets	Inputs	Inputs	December 31,
	2012	(Level 1)	(Level 2)	(Level 3)	2012
	(In thousands)
Non-covered impaired loans:
Total residential	$23,043	$—	$—	$23,043	$(4,803)
Total commercial real estate	31,737	—	—	31,737	(8,405)
Total commercial and industrial	12,838	—	—	12,838	(14,540)
Total consumer	372	—	—	372	(264)
Total non-covered impaired loans	$67,990	$—	$—	$67,990	$(28,012)

Non-covered OREO	$2,065	$—	$—	$2,065	$(5,122)
Covered OREO	$10,468	$—	$—	$10,468	$(11,183)

	Assets Measured at Fair Value on a Non-Recurring Basis
	as of and for the Six Months Ended June 30, 2013
		Quoted Prices in	Significant		Total Gains
	Fair Value	Active Markets	Other	Significant	(Losses) for the
	Measurements	for Identical	Observable	Unobservable	Six Months Ended
	June 30,	Assets	Inputs	Inputs	June 30,
	2013	(Level 1)	(Level 2)	(Level 3)	2013
	(In thousands)
Non-covered impaired loans:
Total residential	$19,971	$—	$—	$19,971	$(1,274)
Total commercial real estate	30,397	—	—	30,397	(3,422)
Total commercial and industrial	9,723	—	—	9,723	(1,492)
Total consumer	293	—	—	293	(112)
Total non-covered impaired loans	$60,384	$—	$—	$60,384	$(6,300)
Non-covered OREO	$13,238	$—	$—	$13,238	$(1,403)
Covered OREO	$11,030	$—	$—	$11,030	$(1,126)

	Assets Measured at Fair Value on a Non-Recurring Basis
	as of and for the Three Months Ended June 30, 2013
		Quoted Prices in	Significant		Total Gains
	Fair Value	Active Markets	Other	Significant	(Losses) for the
	Measurements	for Identical	Observable	Unobservable	Three Months Ended
	June 30,	Assets	Inputs	Inputs	June 30,
	2013	(Level 1)	(Level 2)	(Level 3)	2013
	(In thousands)
Non-covered impaired loans:
Total residential	$22,012	$—	$—	$22,012	$(838)
Total commercial real estate	35,349	—	—	35,349	(1,320)
Total commercial and industrial	9,203	—	—	9,203	674
Total consumer	372	—	—	372	4
Total non-covered impaired loans	$66,936	$—	$—	$66,936	$(1,480)
Non-covered OREO	$435	$—	$—	$435	$(18)
Covered OREO	$7,500	$—	$—	$7,500	$(1,000)

Comment #4:

Note 7. – Covered Assets and FDIC Indemnification Asset, page 97

A)	Please provide us with and revise in future filings, to include a rollforward of the FDIC receivable for the periods presented.

Response:

 In future filings, we will disclose the rollforward of the FDIC receivable for all periods presented. The presentation of the FDIC receivable rollforward for the twelve months ended December 31, 2012, for the six months ended June 30, 2013 and for the three months ended June 30, 2013 are shown below:

For the Twelve Months Ended December 31, 2012
(In thousands)
Balance at beginning of period	$76,646
Net addition due to eligible expenses /losses	72,538
Payment received from the FDIC	(76,094)
Balance at end of period	$73,091

For the Six Months Ended June 30, 2013
(In thousands)
Balance at beginning of period	$73,091
Net addition due to eligible expenses /losses	16,568
Payment received from the FDIC	(42,494)
Balance at end of period	$47,125

For the Three Months Ended June 30, 2013
(In thousands)
Balance at beginning of period	$46,762
Net addition due to eligible expenses /losses	8,966
Payment received from the FDIC	(8,603)
Balance at end of period	$47,125

B)
Please provide us and revise future filings, to include a rollforward of activity for troubled debt restructurings for the periods presented. Further, revise to include sufficient information addressing the troubled debt restructurings by geographic region.

Response:

Going forward we will include a rollforward of covered loan troubled debt restructurings (“TDRs”).  We do not disclose TDRs on a geographic basis, as we have not experienced any unusual or significantly elevated levels of modifications in a specific geographic location. Therefore, we believe disclosure by geographic location is not significant information to the reader to understand the modifications being made during the period.

Covered TDRs for the Year-Ended December 31, 2012
(In thousands)

Beginning balance	$146,709
Additions	72,917
Sold	—
Transfer to REO	(6,351)
Charge-offs	(8,658)
Paydowns/ Reductions	(46,881)
Ending balance	$157,736

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to contact me at (626) 768-6360. Thank you for your consideration.

Sincerely,

EAST WEST BANCORP, INC.

By:	/s/ Irene H. Oh
Irene H. Oh
Executive Vice President
Chief Financial Officer